

July 3, 2014

Via Email
Kelcy L. Warren
Chief Executive Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219

> **Re: Energy Transfer Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed June 3, 2014**
> **File No. 333-196498**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-11727**

Dear Mr. Warren:

We have reviewed your registration statement and your filing on Form 10-K for fiscal year ended December 31, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed June 3, 2014

General

1. Please file the legal opinion, tax opinions, and Susser Holdings Corp.'s form of proxy card as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement's effectiveness.

2. Please provide us with your analysis as to whether Exchange Act Sections 14(d) and (e), and our rules and regulations promulgated thereunder, apply to the transaction contemplated by the registration statement. Please include in such analysis whether the election procedures described in "Proposal 1: The Merger—Susser Stockholders Making Elections" meet the safe harbor provided by Situation B in Release No. 34-14699 (April 24, 1978).

Proposal 1: The Merger, page 43

Background of the Merger, page 43

3. We note your disclosure on page 45 and elsewhere in the registration statement that Mr. Susser was considering a continuing role in the combined company if that would help garner the best price from a potential buyer. Please clarify whether Mr. Susser will continue to be involved in the combined company. If so, please add such disclosure to the section entitled "The Merger—Interests of Susser's Directors and Executive Officers in the Merger."

4. We note your disclosure on page 48 that "[o]n March 1, 2014 Gibson Dunn sent Vinson & Elkins L.L.P. revised drafts of the merger agreement and support agreement that reflected the resolution during the parties' recent negotiations of many points that previously had been unresolved." Please elaborate on this statement, clarifying the substance of the negotiations held by the parties and detailing the points that were resolved.

Opinion of Susser's Financial Advisor, page 55

5. We note your disclosure that Bank of America Merrill Lynch relied on certain financial forecasts relating to ETP prepared by the management of ETP, certain estimates of synergies anticipated by the managements of Susser and ETP as a result of the merger, and the pro forma financial impact of the merger on the future performance of ETP in certain of its analysis. Please tell us what consideration you gave to disclosing such projections in your registration statement.

Litigation Related to the Merger, page 84

6. Please provide any material updates regarding the pending class action suits that are challenging the merger.

Where You Can Find More Information, page 152

7. Please update your "ETP SEC Filings" section to include any periodic or current reports that you have filed that were not included in this registration statement.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

8. We note your disclosure that transported volumes in your Intrastate Transportation and Storage segment decreased in fiscal 2012 and 2013 due to the cessation of certain long-term contracts. Please disclose whether this is a trend and whether the trend will have, or is reasonably likely to have, a material impact on your liquidity or results of operations.

9. We note several instances in your discussions of segment results where you disclose an increase or decrease in operating expenses and general and administrative expenses without describing the underlying reasons for the increase or decrease. Please disclose the underlying causes for the changes in future filings. Also, we note that you identify more than one factor underlying increases or decreases in gross margins and costs and expenses without quantifying the impact of the factors. In future filings please quantify, to the extent practical, the impact of each factor identified.

10. In a separately captioned section, please discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources material to investors. Please refer to paragraph (a)(4) of Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 89

Contractual Obligations, page 96

11. Please include other non-current liabilities in the table or include a footnote that describes provisions that create, increase or accelerate obligations or other pertinent data to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to paragraph (a)(5) of Item 303 of Regulation S-K.

Estimates and Critical Accounting Policies, page 99
Impairment of Long-Lived Assets and Goodwill, page 102

12. Please tell us whether any of your reporting units are at risk of failing step one of the impairment test. If not, please disclose that your reporting units are not at risk of failing step one of the impairment test. If so, please disclose:

- the percentage by which fair value exceeded carrying amount as of the most recent test;

- the amount of goodwill allocated to the reporting unit;

- a description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with key assumptions including specifics to the extent possible.; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Notes to Consolidated Financial Statements, page F-10

Note 10. Regulatory Matters, Commitments, Contingencies and Environmental Liabilities, page F-46

13. We note your disclosure regarding the MTBE litigation, other litigation and contingencies and environmental remediation. Please disclose an estimate of the possible loss or range of loss in excess of amounts accrued or a statement that such amounts cannot be estimated. Please refer to ASC 450-20-50-3 and 4.

Environmental Matters, page F-50

14. Please tell us your basis in GAAP for classifying environmental remediation costs in other income (expenses).

Note 11. Price Risk Management Assets and Liabilities, page F-52
Derivative Summary, page F-56

15. Pleases show us how to reconcile the data in the table presenting the fair value of derivative assets and liabilities on a gross basis and amounts offset on the consolidated balance sheets subject to master netting arrangements or similar arrangements to the amounts disclosed in the consolidated balance sheets.

Note 12. Retirement Benefits, page F-57

Assumptions, page F-60

16. We note that the weighted-average assumptions used in determining net periodic benefit costs in fiscal 2013 are different from the weighted-average assumptions used in determining benefit obligations in fiscal 2012. Please tell us why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322, or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Matthew Strock, Esq.